Via Facsimile and U.S. Mail
Mail Stop 6010

March 16, 2007

Timothy Fairbanks
Chief Financial Officer
NationsHealth, Inc.
13630 N.W. 8th Street, Suite 210
Sunrise, FL 33325

>   **Re: NationsHealth, Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2005**
>   **Filed March 31, 2006**
>   **File No. 000-50348**

Dear Mr. Fairbanks:

We have reviewed your February 12, 2007 response to our January 30, 2007 letter and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Notes to Consolidated Financial Statements

Note 4. CIGNA Agreement, page 49

1. Your response to prior comment two states that you believe that the value of the equity instruments issued to CIGNA is considered to be an incremental direct cost of acquiring the CIGNA contract. Your basis for recording these equity instruments as an asset is by analogy to the guidance of paragraph 4 of FASB Technical Bulletin 90-1 and the definition of incremental direct costs in FASB Statement No. 91. Also you believe that the recognition of incremental direct costs associated with acquiring a revenue-producing contract as an asset is also supported by Question 3 of SAB Topic 13.A.3.f. We have considered your response. We, however, believe that the costs related to the CIGNA contract are start-up costs as defined by SOP 98-5. We believe that the contract with CIGNA

is not related to an ongoing customer acquisition as discussed in footnote 1 to the SOP but more of a substantive one-time effort to establish a new service with a new class of customer. We believe the costs incurred to enter into the CIGNA contract do not meet the guidance in FASB Technical Bulletin 90-1 nor is it supported by the Interpretive Response to Question 3 of SAB Topic 13.A.3.f. The transaction described in your disclosure is different than the revenue transactions described in FTB 90-1, SFAS 91 and the SAB because this accounting literature provides guidance for deferring costs when you defer revenue. Therefore we believe these costs should be expensed as incurred as required by SOP 98-5.

* * * *

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comment and provides requested information. Detailed letters greatly facilitate our review. You should furnish the letter to us via EDGAR under the form type label CORRESP.

You may contact Todd Sherman, Staff Accountant, at 202-551-3665 or Don Abbott, Senior Accountant, at 202-551-3608 if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant